UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Amendment to Articles of Incorporation or By-Laws; Change in Fiscal Year

On January 26, 2026, MKDWELL Tech Inc., a British Virgin Islands business company (the “Company”), filed an amended and restated memorandum and articles of association (the “A&R M&A”) with the BVI Registry of Corporate Affairs to effectuate (i) the redesignation of the par value of the (1) ordinary shares (the “Ordinary Shares”) of US$0.0001 par value each; (2) class A preferred shares of US$0.0001 par value each (the “Class A Preferred Shares”); (3) class B preferred shares of US$0.0001 par value each; (4) class C preferred shares of US$0.0001 par value each; (5) class D preferred shares of US$0.0001 par value each; and (6) class E preferred shares of US$0.0001 par value each in the Company to no par value (the “Redesignation”); and (ii) following the Resignation, a share combination on its Ordinary Shares and the Class A Preferred Shares on a thirty-to-one basis (the “Share Combination”). The Redesignation and the Share Combination took effect at 9:00 a.m., Eastern Time, on January 26, 2026 (the “ Effective Time”).

As a result of the Share Combination, the number of issued Ordinary Shares was reduced from 141,039,933 shares to approximately 4,701,369 shares, and the number of Ordinary Shares outstanding was reduced from 106,459,933 to approximately 3,548,702 shares, which includes 38 participant-level round-up shares issued. No fractional shares were issued in connection with the Share Combination and fractional amounts were rounded up to the nearest whole number at the participant level.

Additionally, at the Effective Time, proportionate adjustments were made, based on the thirty-to-one ratio, to (i) the number of ordinary shares issuable upon exercise of the Company’s outstanding warrants to purchase one ordinary share (the “Warrants”), including a proportional decrease in the number of ordinary shares issuable upon exercise of each Warrant and a corresponding proportional increase in the exercise price of each Warrant, (ii) the conversion price of the Company’s outstanding convertible promissory note, which was proportionately increased, and (iii) the number of ordinary shares issuable upon conversion of the right.

The foregoing description of the A&R M&A does not purport to be complete and is qualified in its entirety by reference to the A&R M&A, a copy of which is filed as Exhibit 3.1 to this report on Form 6-K and is incorporated herein by reference.

EXHIBITS

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	January 28, 2026